FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2004


                        Commission File Number 333-13944


                       Mahanagar Telephone Nigam Limited
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                      N/A
                 ---------------------------------------------
                (Translation of Registrant's name into English)


                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                               New Delhi 110 001
                                     India
                     --------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F _X_           Form 40-F ____


   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

   Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                           Yes ___       No _X_

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

     Attached hereto is a copy of the audited balance sheet, audited profit and loss account, dividend recommendation notice and the related press release for the fiscal year ended March 31, 2004.


                       MAHANAGAR TELEPHONE NIGAM LIMITED
                    Balance Sheet as at 31st March, 2004
----------------------------------------------------------------------------------------------

                                                ----------------------------------------------
                                                  As at 31.3.2004         As at 31.3.2003
                                                  (Rs.in Million)           (Rs.in Million)
                                                ----------------------------------------------

 SOURCES OF FUNDS
 Shareholders' Funds
 Share Capital                               A           6,300.00         6,300.00
 Reserves & Surplus                          B          96,976.28        88,669.73

 Loan Funds                                                     -                -

 Deferred Tax Liability (Net)                C           5,634.57         4,874.80
                                                -----------------------------------
 Total
                                                       108,910.85        99,844.53
                                                ===================================
 APPLICATION OF FUNDS
 Fixed Assets                                D
 Gross Block                                           135,629.33       126,652.06
 Less : Depreciation                                    73,526.51        71,480.32
                                                ===================================
 Net Block                                              62,102.82        55,171.74

 Capital Work-in-Progress                    E           4,818.00         8,317.99
 Investments                                 F           3,806.94         3,710.12

 Current Assets, Loans & Advances
 Inventories                                 G             887.88         1,497.63
 Sundry Debtors                              H          16,494.59        13,069.84
 Cash & Bank Balances                        I          25,530.69        18,154.64
 Other Current Assets                        J             685.06           567.02
 Loans & Advances                            K          95,679.78        92,039.48
                                                -----------------------------------
                                                       139,278.00       125,328.61
                                                ===================================
 Less : Current Liabilities and Provisions
 Current Liabilities                         L          47,324.24        47,534.75
 Provisions                                  M          53,770.67        45,149.18
                                                -----------------------------------
 Net Current Assets                                     38,183.09        32,644.68
                                                -----------------------------------
 Total                                                 108,910.85        99,844.53
                                                ===================================
 Accounting Policies & Notes to Accounts     T

 The Schedules referred to above form an integral part of the Balance Sheet.
  This is the Balance Sheet referred to in our report of even date.


 For V.K.VERMA & Co.                   (S.C.Ahuja)                 (Sumita Purkayastha)
 Chartered Accountants              Company Secretary        General Manager (Investor Relations)



 (Brijesh Kumar)                     (V.Shivakumar)                 (R.S.P. Sinha)
     Partner                         Director (H.R)           Chairman & Managing Director


 Place :  New Delhi
 Date  :  14th June,  2004


                      MAHANAGAR TELEPHONE NIGAM LIMITED
             Profit & Loss Account for the year ended 31st March, 2004
             -----------------------------------------------------------

                                                  --------------------------------------
                                                       As at 31.3.2004  As at 31.3.2003
                                                       (Rs.in Million)  (Rs.in Million)
                                                  --------------------------------------

 INCOME
 Income from Services                          N       63,695.99        58,065.30
 Other Income                                  O        3,143.31         2,236.91
                                                  --------------------------------
                                                       66,839.30        60,302.21
                                                  ================================
 EXPENDITURE
 Employees' Remuneration and Benefits          P       16,193.70        14,338.53
 Revenue Sharing                                       11,822.79         8,383.14
 Licence Fee                                            6,429.58         5,818.16
 Administrative,Operating & Other Expenses     Q        9,749.57        10,166.21
 Depreciation                                  D        5,437.95         8,670.42
 Interest                                      R          346.20           328.19
                                                  --------------------------------
                                                       49,979.79        47,704.65
                                                  ================================
 Profit Before Tax                                     16,859.51        12,597.56
 Provision for Taxation                                 3,753.71         3,020.00
 Provision for Deffered taxation                          759.77           580.32
 Profit After Tax                                      12,346.03         8,997.24
 Prior period adjustments                      S          841.25           225.69
 Profit For the Year                                   11,504.78         8,771.55
                                                  --------------------------------
 Profit Available for Appropriation                    11,504.78         8,771.55
                                                  ================================

 Appropriation :
 Final Dividend                                         2,835.00         2,835.00
 Tax on Dividend                                          363.23           363.23
 Transfer To  Contingency  Reserve                      1,337.94         1,022.97
 Reserve for R&D                                             -                -
 General Reserve                                        6,968.61         4,550.35
                                                  --------------------------------
                                                       11,504.78         8,771.55

 Accounting Policies & Notes to Accounts      T
 The Schedules referred to above form an integral part of the Profit & Loss Account.
 This is the Profit & Loss Account referred to in our report of even date



 For V.K.VERMA & Co.                         ( S.C. Ahuja)                     (Sumita Purkayastha)
 Chartered Accountants                     Company Secretary            General Manager (Investors Relation)




 (Brijesh Kumar)                             (V.Shivakumar)                       (R.S.P.Sinha)
 Partner                                     Director (H.R)                Chairman & Managing Director

 Place :  New Delhi
 Date  :  14th June 2004


                                                        No.MTNL/SECTT/SE/2004
                                                                June 14, 2004



The Secretary
Delhi/Mumbai/Calcutta/Madras
National Stock Exchange.


Sub:  Recommendation of Dividend.


We write to inform you that the Board of Directors in its meeting held today while approving the Audited Accounts for the Financial Year 2003-04 recommended payment of dividend @ 45 % on the paid up equity share capital subject to shareholders approval in the ensuing Annual General Meeting of the Company.


Thanking you,

Yours Faithfully


(S.C.AHUJA)
COMPANY SECRETARY

                                 PRESS RELEASE


                       MAHANAGAR TELEPHONE NIGAM LIMITED

                Audited results for the year ended on 31.3.2004.


NET PROFIT INCREASED BY 31.16% FOR THE FINANCIAL YEAR ENDED ON 31.3.2004 AS COMPARED TO THE PREVIOUS YEAR.

INCOME OF THE COMPANY HAS INCREASED BY 10.84% AS COMPARED TO THE PREVIOUS
YEAR.

THE BOARD HAS RECOMMENDED DIVIDEND @ 45%

The Board of Directors of MTNL have taken on record the Audited financial results for the financial year ended on 31.03.2004. MTNL has made an impressive performance during this year ended on 31.3.2004 as compared to the previous year ended on 31.3.2003. The total income of the company of Rs.60,302.21 Million during previous year ended on 31.3.2003 has increased to Rs. 66,839.30 Million during the current financial year i.e. by Rs. 6,537.09 Million which comes to 10.84%. The Income from services Rs. 63,695.99 Million during current financial year has gone up by Rs. 5,630.69 million i.e. by 9.70% as compared to Rs. 58,065.30 million during the previous year ended on 31.3.2003.

Against other income of Rs.2,236.91 Million from services in F.Y.2002-03, the Company has earned a revenue of Rs.3,143.31 Million in the current financial year with an increase of Rs. 906.40 million i.e by 40.52%.

The employees remuneration and benefits Rs. 14,338.53 million for the last year ended on 31.3.2003 has increased by Rs. 1,855.17 million i.e. 12.94% to Rs 16,193.70 million during the current financial year. This increase is due to provision of arrears, pension, gratuity and leave encashment in respect of absorption of group B employees w.e.f. 1.10.2000 and also increase in Medical expenses. The administrative and other operating expenses which was Rs. 10,166.21 Million as on 31.3.2003 has gone down by 4.10% i.e. Rs 416.64
Million to Rs. 9,749.57 Million during the year ended on 31.3.2004.

The depreciation was Rs. 8,670.42 Million During the year ended on 31.3.2003 and has gone down by 37.28% i.e. Rs.3232.47 Million to Rs. 5,437.95 Million during the year ended on 31.3.2004. This is due to change of useful life of Apparatus & plants , Cables, Lines & wires w.e.f. 1.4.2003 based on technical evaluation. It was necessitated in order to maintain consistency between accounts prepared under US GAAP and Indian Statutory accounts.

The profit before tax during this year ended on 31.03.2004 has gone up from Rs.12,597.56 million to Rs.16,859.51 million i.e. by Rs. 4,261.95 million which is equivalent to 33.83% as compared to the previous year ended on 31.03.2003.

MTNL has made a net profit of Rs.11,504.78 Million in the current financial year against Rs 8,771.55 Million in the previous financial year. Thus the net profit of the company has increased in the current year by Rs.2,733.23 million which is equivalent to 31.16% as compared to the previous year.

The Board of Directors while adopting the accounts in its meeting which was held on 14.6.2004 has recommended a Dividend of 45% amounting to Rs. 2,835 Million exclusive of tax on distribution.

The EPS for the year ended 31.3.2003 Rs 13.92 has increased to Rs.18.26 during year ended on 31.3.2004. Thus EPS has gone up by Rs 4.34 during the current year. This is because of increase in the net profit by Rs 2,733.23 Million during this year as compared to the previous year.

During the year 2003-2004 our subscribers have increased. With the increase in customer base, the Company is expected to receive more revenue in time to come.



                                        For Mahanagar Telephone Nigam Limited


                                                         Authorised Signatory.
New Delhi
---------
14.6.2004.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Mahanagar Telephone Nigam Limited




                                           By      /s/ R.S.P. Sinha
                                                -----------------------------
                                           Name:  R.S.P. Sinha
                                           Title: Chairman & Managing Director


Date: June 16, 2004